Exhibit 99.1

LATAM AIRLINES GROUP REPORTS NET INCOME OF US$190 MILLION AND CARRIED 5.4 MILLION MORE PASSENGERS IN 2019, REACHING A RECORD OF 74 MILLION PASSENGERS

Santiago, Chile, March 3, 2020 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the quarter ending December 31, 2019. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 4.12 per USD.

Highlights

●	LATAM Airlines Group reported an operating income of US$350.4 million in the fourth quarter of 2019, representing a 2.1% increase compared to the same period in 2018. LATAM’s operating margin reached 12.2%, while net income totaled US$227.1 million in the fourth quarter 2019. For the full year 2019, the Company achieved an operating margin of 7.1%, in line with its guidance and includes a system-wide impact that reached approximately US$40 million generated by the social unrest in Chile during the fourth quarter. Net income totaled US$190.4 million for full year 2019.

●	Total revenues in fourth quarter reached US$2,870.6 million, an improvement of 3.0% year-over-year. This increase was driven by a 6.5% increase in passenger revenues due to a 3.2% capacity growth (ASK) together with a 3.1% increase in passenger revenues per available seat kilometer (RASK). For full year 2019, revenues reached US$10,430.9 million, an increase of 0.6% compared with 2018.

●	Total operating expenses increased 3.1% year-over-year in the fourth quarter to US$2,520.2 million. Cost per ASK (CASK) decreased by 0.1% year-over-year in the quarter, while cost per ASK excluding fuel (CASK ex-fuel) increased by 6.7% year-over-year, as a result of capacity adjustments in international operations, higher maintenance and depreciation costs related to 29 additional planes received during the year mainly to cover demand in Brazil and a shorter average stage length resulting from the combination of more domestic flights and the aforementioned adjustments in international capacity. In particular, the situation experienced in Chile limited our operations after the protests that began in October 2019. The Company took a series of measures in order to mitigate the impact on passengers and operated fewer ASK than anticipated. However, for the full year 2019, CASK declined by 1.8% year-over-year and CASK ex-fuel remained stable at US$4.5 cents.

●	During 2019, LATAM and its affiliates carried more than 74 million passengers to five continents, an increase of 5.4 million passengers compared to 2018 and the highest ever in the history of LATAM. This passenger growth was driven by domestic affiliates, both in Brazil and in the Spanish-speaking countries and consolidates LATAM as the leading airline group in Latin America and one of the largest in the world.

●	In 2019, LATAM focused its investments in its customers. These investments include the acquisition of the minority stake of Multiplus, the upgrade of the cabins of our Airbus A320s and our Boeing 767s and 777s, customer-oriented initiatives at airports and investments in digital tools, among others. Despite this, LATAM’s leverage remained stable at 4.0x as of December 2019 and showed a reduction from the 4.2x at the end of the previous quarter. Cash flow after investments[1] reached US$1.1 billion and liquidity reached US$2.1 billion, including cash, cash equivalents and US$600 million of an undrawn revolving credit facility[2] (RCF), equivalent to 19.7% of the last 12 months’ revenues.

[1]	Cash flow from operating activities - Cash flow used in investing activities - Payments for changes in ownership interests in subsidiaries (Multiplus)
[2]	Subject to borrowing base availability

●	As part of the strategic agreement announced in September 2019, Delta Air Lines (Delta) launched a public tender offer to acquire shares of LATAM Airlines. The tender offer was finalized on December 29, 2019, resulting in Delta acquiring the 20% of LATAM’s shares at US$16 per share. The shareholders who participated in such tender offer received the corresponding payment on January 3, 2020.

●	LATAM Airlines Group agreed with oneworld to leave the alliance on May 1, 2020. From May 1, 2020 onwards, LATAM will maintain its existing bilateral agreements with the majority of oneworld members (British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas, Qatar Airways, Royal Jordanian, and others), and will continue to offer customer benefits such as earning and redeeming of miles, reciprocal lounge access, among other benefits.

●	Finally, and very important to our customers, LATAM Airlines Group was ranked as the most punctual ‘Mega Airline’ in the Official Airline Guide (OAG), which compares the largest 20 operators. LATAM was also placed fifth among all airlines. The Group was also ranked as the most punctual airline group in the world in the Global Network category according to Cirium (Flightstats). LATAM received these recognitions after operating 86% of its flights on-time during 2019.

MANAGEMENT COMMENTS ON FULL YEAR 2019

During 2019 LATAM demonstrated that it is the best positioned airline group in Latin America to capitalize the growth potential of the region. Despite challenging market conditions generated by devaluated local currencies and the social unrest in the region, the group carried more than 74 million passengers in the year, and increase of 5.4 million compared with 2018. There is no other airline group in the region that grew more in terms of passengers carried than LATAM.

LATAM strengthened connectivity from the group’s main hubs in Sao Paulo, Lima and Santiago. LATAM launched a direct flight between Santiago and Sydney, as well as the launching by LATAM Airlines Peru of a new destination - Montego Bay (Jamaica) - that connects directly with Lima, and 12 new domestic routes were launched by LATAM Airlines Brazil, mainly from Guarulhos (Sao Paulo) and Santos Dumont (Rio de Janeiro).

The focus we give to operational excellence placed LATAM as the most punctual airline group in the world. Moreover, our commitment with our passengers to be their preferred airline is also supported by an efficient cost structure. In 2019, we maintained our CASK ex-fuel at 4.5 cents placing us among the most efficient airlines in the region. As a consequence of the cost efforts that LATAM has taken in the past four years, it has decreased its CASK ex-fuel of its blended domestic markets to an average below 4 cents3 during 2019.

LATAM has never invested more in its passengers than in 2019 and it will continue to do so. We advanced in the implementation of strategic initiatives that further improved the experience for our passengers. After the acquisition of Multiplus by LATAM Airlines Brazil, the frequent flyer program was relaunched under the single brand LATAM Pass, bringing together the existing clients of LATAM Pass and the clients from LATAM Fidelidade and Multiplus. LATAM and its affiliates are operating 67 aircraft with the new cabins, especially designed to offer an industry-leading on-board experience with more options, flexibility and customization, to better serve different passenger profiles. We expect to conclude the first part of the cabin upgrades, which involves more than 170 aircraft in 2020. In March 2020, we will also launch a new Premium Economy service for our narrow body flights, both international and domestic. We will become the only airline in the region with a Premium service in all its flights. The cabin class offers premium services both at the airport and in-flight, including priority check-in and boarding, a differentiated onboard service and a blocked-middle seat, providing greater space and privacy. Regarding the experience at the airport, the new VIP lounge was inaugurated in Miami and a self-bag drop system was implemented at the airports of London, Quito, Brasilia, Guarulhos, Congonhas and Bogota.

[3]	Considering a stage length of 1,000 kms

As a result, LATAM passengers recognized us with several awards and recognitions, such as the ‘Best Airline in South America’ in the Skytrax World Airline Awards, and the “Best global Airline of South America” according to the APEX Passenger Choice awards, among other awards received in 2019.

Our commitment with sustainability was also recognized in 2019. For the sixth consecutive year, LATAM Airlines Group was listed in the ‘World’ category of the Dow Jones Sustainability Index (DJSI); recognition of the company’s ongoing commitment to incorporating sustainable practices into every aspect of its operations. Today, LATAM Airlines Group is the only airline group in the Americas with a presence in this category and one of the only three airline groups in the world in the category.

Furthermore, the agreement with Delta is a recognition of the footprint that LATAM has in the region and we are excited about the benefits that this strategic agreement will bring to our shareholders, customers and employees. Aside of the acquisition of the 20% of LATAM by Delta, LATAM’s affiliates in Colombia, Peru and Ecuador recently implemented codeshare agreements with Delta, the affiliate in Brazil already announced a codeshare agreement that will come into effect during first half 2020 and we expect that our affiliate in Chile announces codeshare agreements during first half of 2020, subject to applicable regulatory approval. Furthermore, LATAM and Delta signed a loyalty program agreement that will enable reciprocal frequent flyer benefits, starting April 1, 2020. LATAM Pass members will be able to earn and redeem miles on Delta flights to more than 300 destinations worldwide. Finally, since February 1, 2020, LATAM relocated its operations at JFK International airport (New York) from Terminal 8 to Terminal 4, where Delta serves over 90 destinations in the United States, Canada and worldwide, further enhancing LATAM’s network to more destinations.

management discussion and analysis of FOURTH Quarter 2019 Results

Total revenues in the fourth quarter 2019 totaled US$2,870.6 million, compared to US$2,788.3 million in the same period of 2018. This 3.0% increase was driven by a 6.5% increase in passenger revenues, partially offset by a 10.3% decline in cargo revenues and a 24.2% decline in other revenues mainly explained by the acquisition of Multiplus, whose revenues are no longer included under other revenues but in passenger revenues. Passenger and cargo revenues accounted for 86.3% and 9.8% of the total operating revenue for the quarter, respectively.

Total revenues for full year 2019 reached US$10,430.9 million compared to US$10,368.2 million in 2018. The 0.6% increase is explained by a 3.4% increase in passenger revenues, partially offset by 10.3% decrease in cargo revenues and a 23.7% decrease in other revenues. Passenger and cargo revenues accounted for 86.3% and 10.2% of total operating revenues, respectively, for full year 2019.

Passenger revenues increased 6.5% during the quarter as a result of a 3.1% increase in RASK and a 3.2% increase in capacity. The passenger RASK increase resulted from a 3.3% yield growth together with a load factor decrease of 0.2 p.p. Increases in RASK were explained by increases in both LATAM Airlines Brazil’s domestic operations and international operations.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended December 31
	RASK		ASK		Load Factor
	(US cents)		(millions)
	4Q19	% Change (YoY)	4Q19	% Change (YoY)	4Q19	% Change (YoY)

Business Unit
Domestic SSC	6.6	-4.7%	7,376	9.0%	78.3%	-3.9	pp
Domestic Brazil	7.1	5.9%*	11,396	17.7%	85.2%	0.5	pp
International	6.0	4.6%	19,634	-5.4%	83.2%	1.7	pp
Total	6.5	3.1%	38,405	3.2%	82.9%	-0.2	pp

*	RASK in domestic Brazil increased 13.0% measured in BRL

Note: revenues include ticket revenue, ancillary, frequent flyer program revenues, other revenues and breakage.

The domestic operations of LATAM Airlines Group’s Spanish speaking country affiliates (SSC) –which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador– accounted for 19.7% of total passenger revenue in the quarter. Their consolidated capacity increased 9.0% year-over-year, while traffic measured in RPK rose 3.8%. As a result, consolidated load factor decreased by 3.9 p.p. to 78.3% mainly explained by social unrest in Chile. Excluding Chilean operations, capacity would have increased 12.9% year-over-year, while traffic in RPK 11.8%, reaching a load factor of 81.9%. Revenues per ASK in USD fell by 4.7% in the quarter mainly due to protests in Chile starting in October 2019 and currencies devaluation. Despite protests in Chile, LATAM’s SSC affiliates carried 381.000 more passengers than in fourth quarter 2018.

In Brazil’s domestic passenger operation, which represented 32.6% of total passenger revenues in the quarter, LATAM Airlines Brazil increased its domestic capacity by 17.7% year-over-year. Traffic measured in RPK increased by 20.0%, resulting in a 1.7 p.p. increase in the load factor to 85.2%. Revenues per ASK increased 13.0% year-over-year in local currency and 5.9% in US dollar.

International passenger operations accounted for 47.7% of total passenger revenues. Consolidated capacity decreased by 5.4% year-over-year in the quarter, as a result of capacity adjustments in international routes, especially in Argentina, mainly due to currency devaluation, while international traffic decreased 5.2%. As a result, passenger load factor increased by 0.2 p.p. to 83.2%. Consolidated RASK improved by 4.6%, driven by RASK increases to the US.

Cargo revenues decreased 10.3% in the quarter, reaching US$280.0 million, partially explained by the sale of our former Mexican subsidiary MasAir in the second half of 2018 that reduced our cargo revenues by approximately US$7 million. Excluding MasAir, cargo yields declined by 7.6%, while load factor reached 56.4%, a decline of 0.7 points compared to the fourth quarter 2018. As a result, cargo revenues per ATK declined by 8.7% in comparison to the same quarter of the previous year. Unit revenues in import markets continued to be under pressure mainly due to the weak demand from Brazil and Argentina. In addition, exports were affected during the quarter due to disruptions caused by the events in Chile, partially offset by an expansion in the Colombian market.

Other revenues totaled US$112.9 million in the fourth quarter of 2019, a 24.2% decrease compared to the same period of last year mainly due to the acquisition and subsequent merger of Multiplus with LATAM Airlines Brazil in May 2019. Excluding Multiplus, other revenues would have grown 4.8%, mainly due to higher asset sales and revenues from subleased aircraft, partially offset by sale and leaseback transactions during fourth quarter 2018.

Total operating expenses in the fourth quarter amounted to US$2,520.2 million, a 3.1% increase compared to the same period of 2018. Cost per ASK declined by 0.1% and Cost per ASK excluding fuel costs increased by 6.7% in the same period as a result of capacity adjustments in international operations, higher maintenance and depreciation costs related to 29 additional planes received during the year and shorter average stage length, resulted from the combination of more domestic flights and the aforementioned adjustments in international capacity. However, for the full year 2019, Cost per ASK declined by 1.8% and Cost per ASK excluding fuel remained unchanged at US$4.5 cents. Changes in operating expenses were mainly explained by:

●	Wages and benefits decreased 5.7%, mainly explained by the depreciation of local currencies. For the full year, wages and benefits decreased 1.4%.

●	Fuel costs declined by 10.6%, as a result of a 13.7% decrease in the average fuel price per gallon (excluding hedge) as compared to the fourth quarter of 2018. The latter was partially offset by a 3.2% increase in fuel consumption, in line with the increase in capacity. In addition, in the fourth quarter 2019, the Company recognized a US$0.9 million gain related to hedging contracts, which compares to US$4.1 million gain in the fourth quarter 2018. For the full year, fuel costs declined by 1.8%.

●	Commissions to agents decreased by US$4.0 million mainly due to lower cargo sales, partially offset by higher sales through agencies in the corporate market. For the full year, commissions to agents were in line with 2018.

●	Depreciation and amortization rose US$48.5 million, mainly explained by 29 additional planes we received during 2019 (half of them in Brazil), the retrofit of the cabins and digital and IT projects during 2019. For the full year, depreciation and amortization increased 7.1%.

●	Other rental and landing fees increased 9.7%, mainly due to a 9.4% increase in passengers carried and higher airport rates than in fourth quarter. For the full year, other rentals and landing fees increased 5.7%.

●	Passenger service increased by US$14.6 million as in fourth quarter 2018, the Company started to register the net result of the buy-on-board service instead of its respective costs and revenues. Excluding this effect, passenger services increased US$2 million driven by 9.4% more passengers partially offset by a lower rate of passenger contingencies during the quarter compared to the same period of 2018. For the full year, expenses of passengers services declined by 6.8% year-over-year.

●	Maintenance expenses increased by US$51.4 million mainly due to an increase in line maintenance associated to improve reliability of our operations and the reception and operation of 29 aircraft in the year and higher components repairs. For the full year, maintenance expenses rose 21.3%.

●	Other operating expenses increased 16.4%, mainly explained by non-recurrent adjustments in fourth quarter 2018 associated with a reversal of PIS/COFINS. Excluding this one-time effect, other operating expenses increased 6.7% due to an increase of booking costs as a result of 9.4% increase in passengers carried compared to fourth quarter 2018. For the full year, other operating expenses increased 5.1%.

Non-operating results

●	Interest income decreased by US$9.0 million year-over-year to US$10.0 million in fourth quarter 2019, as a result of the merger of Multiplus with LATAM Airlines Brazil in the second quarter 2019. Investments made by Multiplus in 2018 were recorded under interest income, while investments made by LATAM with the cash that belonged to Multiplus are now recorded under Other income (expenses).

●	Interest expense increased US$33.1 million to US$163.9 million in the fourth quarter 2019 mainly due to one-time expenses related to interest of the pre-delivery payments (PDPs) associated to the 10 A350-900 assigned to Delta and to the make-whole premium of LATAM’s 2020 unsecured bond.

●	Under Other income (expense), the Company registered a US$1.3 million net gain, a reduction of US$242.3 million compared with fourth quarter 2018 explained by US$222.0 million lower foreign exchange gains during the quarter and the sale of Mas Air in fourth quarter 2018.

Net income in the fourth quarter amounted to US$227.1 million, a decline of US$163.1 million year-over-year, mainly explained by US$222.0 million decrease in the foreign exchange gain compared to fourth quarter 2018. For full year 2019, net income amounted to US$190.4 million.

LIQUIDITY AND FINANCING

At the end of the quarter, LATAM´s financial debt amounted to US$7.2 billion, a 3.9% decrease compared to previous quarter, while leverage decreased to 4.0x from 4.2x in September 2019. During the fourth quarter 2019, LATAM redeemed the remaining US$262 million principal amount of LATAM 2020’s unsecured outstanding notes, thus reducing debt maturities for 2020 to approximately US$1.0 billion.

At the end of the fourth quarter 2019, LATAM reported US$1,459 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. Furthermore, the Company´s liquidity position is enhanced by US$600 million of a revolving credit facility4 (RCF) line, undrawn since 2016. Thus, LATAM’s liquidity position amounted to 19.7% of the last twelve months’ net revenue by December 31, 2019.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases, while benefiting from fuel price reductions by building option structures with a cap and a floor (3-ways collar and 4-ways collar). Accordingly, the Company hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months are shown in the table below:

	1Q20	2Q20	3Q20	4Q20

Hedge positions
Estimated Fuel consumption hedged	65%	81%	49%	48%

LATAM FLEET PLAN

Fleet commitments for 2020 and 2021 amount to US$408 million and US$773 million respectively. Since the beginning of 2019, fleet commitments for the period 2020-2022 were reduced by US$1.1 billion, including the A350s assigned to Delta and further adjustments to narrow body planes delivery schedule. The Company is constantly working on adjusting its fleet to the current demand environment, so it can optimize its utilization and thus maximize profitability.

[4]	Subject to borrowing base availability

The table below reflects the updated fleet plan of LATAM until 2022:

By year end	2019	2020E	2021E	2022E

Operating fleet Aircraft
Narrow Body	245	246	250	260
Wide Body	75	77	77	77
Cargo Aircraft	11	11	11	11

TOTAL OPERATING FLEET	331	334	338	348

Subleases
Airbus A320-200	5	5	5	5
Airbus A350-900	5	1	-	-
Boeing 767-300F	1	1	1	1
TOTAL	11	7	6	6

TOTAL FLEET	342	341	344	354

Fleet Commitments (US$ million)	1,197	408	773	574

2020 GUIDANCE

2020
Guidance

ASK Growth (Passenger)	Total Network	3% - 5%
	International	0% - 2%
	Brazil Domestic	7% - 9%
	SSC Domestic	6% - 8%

ATK Growth (Cargo)		4% - 6%

Operating Margin		7.0% -8.5%

LATAM filed its quarterly financial statements for the three-month period ended December 31, 2019 with the Comisión para el Mercado Financiero of Chile on March 3, 2020. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 142 destinations in 25 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 41,000 people worldwide, operating approximately 1,300 flights per day and transporting 71 million passengers per year.

LATAM Airlines Group has 327 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the fourth quarter 2019 (in thousands of US Dollars)

2018 periods have been re-expressed to reflect adoption of IFRS 16 accounting standards

	For the three month period ended December 31
	2019	2018	% Change

REVENUE
Passenger	2,477,675	2,327,250	6.5%
Cargo	279,986	312,062	-10.3%
Other	112,941	149,031	-24.2%
TOTAL OPERATING REVENUE	2,870,602	2,788,343	3.0%

EXPENSES
Wages and Benefits	-439,737	-466,338	-5.7%
Aircraft Fuel	-743,781	-832,354	-10.6%
Commissions to Agents	-55,311	-59,317	-6.8%
Depreciation and Amortization	-390,762	-342,226	14.2%
Other Rental and Landing Fees	-339,215	-309,295	9.7%
Passenger Services	-70,021	-55,469	26.2%
Aircraft Maintenance	-128,050	-76,602	67.2%
Other Operating Expenses	-353,328	-303,618	16.4%
TOTAL OPERATING EXPENSES	-2,520,205	-2,445,219	3.1%

OPERATING INCOME	350,397	343,124	2.1%
Operating Margin	12.2%	12.3%	-0.1	pp

Interest Income	10,020	19,026	-47.3%
Interest Expense	-163,876	-130,784	25.3%
Other Income (Expense)	1,306	243,600	-99.5%

INCOME BEFORE TAXES AND MINORITY INTEREST	197,847	474,966	-58.3%
Income Taxes	30,770	-70,913	-143.4%

INCOME BEFORE MINORITY INTEREST	228,617	404,053	-43.4%

Attributable to:
Shareholders	227,057	390,179	-41.8%
Minority Interest	1,560	13,874	-88.8%

NET INCOME	227,057	390,179	-41.8%
Net Margin	7.9%	14.0%	-6.1	pp

Effective Tax Rate	15.6%	-14.9%	30.5	pp

EBITDA	741,159	685,350	8.1%
EBITDA Margin	25.8%	24.6%	1.2	pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the year ended December 2019 (in thousands of US Dollars)

2018 periods have been re-expressed to reflect adoption of IFRS 16 accounting standards

	For the twelve month period ended December 31
	2019	2018	% Change

REVENUE
Passenger	9,005,629	8,708,988	3.4%
Cargo	1,064,434	1,186,468	-10.3%
Other	360,864	472,758	-23.7%
TOTAL OPERATING REVENUE	10,430,927	10,368,214	0.6%

EXPENSES
Wages and Benefits	-1,794,762	-1,819,969	-1.4%
Aircraft Fuel	-2,929,008	-2,983,028	-1.8%
Commissions to Agents	-221,884	-222,506	-0.3%
Depreciation and Amortization	-1,469,976	-1,372,628	7.1%
Other Rental and Landing Fees	-1,275,859	-1,206,881	5.7%
Passenger Services	-261,330	-280,279	-6.8%
Aircraft Maintenance	-444,611	-366,627	21.3%
Other Operating Expenses	-1,291,895	-1,229,312	5.1%
TOTAL OPERATING EXPENSES	-9,689,325	-9,481,230	2.2%

OPERATING INCOME	741,602	886,984	-16.4%
Operating Margin	7.1%	8.6%	-1.4	pp

Interest Income	26,283	53,253	-50.6%
Interest Expense	-589,934	-539,137	9.4%
Other Income (Expense)	-36,035	14,565	-347.4%

INCOME BEFORE TAXES AND MINORITY INTEREST	141,916	415,665	-65.9%
Income Taxes	53,697	-73,879	-172.7%

INCOME BEFORE MINORITY INTEREST	195,613	341,786	-42.8%

Attributable to:
Shareholders	190,430	309,811	-38.5%
Minority Interest	5,183	31,975	-83.8%

NET INCOME	190,430	309,811	-38.5%
Net Margin	1.8%	3.0%	-1.2	pp

Effective Tax Rate	37.8%	-17.8%	55.6	pp

EBITDA	2,211,578	2,259,612	-2.1%
EBITDA Margin	21.2%	21.8%	-0.6	pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the twelve month period ended
	December 31				December 31
	2019	2018	% Change		2019	2018	% Change

System
Costs per ASK (US Cent)	6.6	6.6	-0.1%		6.5	6.6	-1.8%
Costs per ASK ex fuel (US Cents)	4.6	4.3	6.7%		4.5	4.5	0.0%
Fuel Gallons Consumed (millions)	327.3	317.1	3.2%		1,272.7	1,205.2	5.6%
Fuel Gallons Consumed per 1,000 ASKs	8.5	8.5	0.0%		8.5	8.4	1.5%
Fuel Price (with hedge) (US$ per gallon)	2.28	2.64	-13.8%		2.30	2.49	-7.5%
Fuel Price (without hedge) (US$ per gallon)	2.28	2.64	-13.7%		2.28	2.51	-9.1%
Average Trip Length (km)	1,596.0	1,694.8	-5.8%		1,678.4	1,730.6	-3.0%
Total Number of Employees (average)	41,495	41,097	1.0%		41,043	41,880	-2.0%
Total Number of Employees (end of the period)	41,729	41,170	1.4%		41,729	41,170	1.4%

Passenger
ASKs (millions)	38,405	37,207	3.2%		149,112	143,265	4.1%
RPKs (millions)	31,835	30,900	3.0%		124,521	119,077	4.6%
Passengers Transported (thousands)	19,946	18,232	9.4%		74,189	68,806	7.8%
Load Factor (based on ASKs) %	82.9%	83.0%	-0.2	pp	83.5%	83.1%	0.4	pp
Yield based on RPKs (US Cents)	7.8	7.5	3.3%		7.2	7.3	-1.1%
Revenues per ASK (US cents)	6.5	6.3	3.1%		6.0	6.1	-0.6%

Cargo
ATKs (millions)	1,640	1,659	-1.2%		6,357	6,498	-2.2%
RTKs (millions)	925	951	-2.8%		3,526	3,583	-1.6%
Tons Transported (thousands)	244	237	3.2%		904	921	-1.8%
Load Factor (based on ATKs) %	56.4%	57.3%	-0.9	pp	55.5%	55.1%	0.3	pp
Yield based on RTKs (US Cents)	30.3	32.8	-7.7%		30.2	33.1	-8.8%
Revenues per ATK (US Cents)	17.1	18.8	-9.2%		16.7	18.3	-8.3%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31	As of December 31
	2019	2018

Assets:
Cash, and cash equivalents	1,072,579	1,081,642
Other financial assets	499,504	383,984
Other non-financial assets	313,449	290,476
Trade and other accounts receivable	1,244,348	1,162,582
Accounts receivable from related entities	19,645	2,931
Inventories	354,232	279,344
Tax assets	29,321	69,134
Non-current assets and disposal groups held for sale	485,150	5,768
Total current assets	4,018,228	3,275,861

Other financial assets	46,907	58,700
Other non-financial assets	204,928	227,541
Accounts receivable	4,725	5,381
Intangible assets other than goodwill	1,448,241	1,441,072
Goodwill	2,209,576	2,294,072
Property, plant and equipment	12,919,618	12,501,809
Tax assets	-	757
Deferred tax assets	235,583	273,529
Total non- current assets	17,069,578	16,802,861

Total assets	21,087,806	20,078,722

Liabilities and shareholders’ equity:
Other financial liabilities	1,885,660	1,794,286
Trade and other accounts payables	2,222,874	1,674,303
Accounts payable to related entities	56	382
Other provisions	5,206	4,794
Tax liabilities	11,925	3,738
Other non-financial liabilities	2,835,221	2,454,746
Total current liabilities	6,960,942	5,932,249

Other financial liabilities	8,530,418	8,359,462
Accounts payable	619,110	529,277
Other provisions	286,403	303,495
Deferred tax liabilities	616,803	786,571
Employee benefits	93,570	82,365
Other non-financial liabilities	851,383	644,702
Total non-current liabilities	10,997,687	10,705,872

Total liabilities	17,958,629	16,638,121

Share capital	3,146,265	3,146,265
Retained earnings	352,272	218,971
Treasury Shares	(178)	(178)
Other reserves	(367,577)	(4,365)
Equity attributable to the parent company’s equity holders	3,130,782	3,360,693
Minority interest	(1,605)	79,908

Total net equity	3,129,177	3,440,601

Total liabilities and equity	21,087,806	20,078,722

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of December 31, 2019	As of December 31, 2018
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	11,079,333	10,787,805
Other cash receipts from operating activities	127,683	95,099

Payments for operating activities
Payments to suppliers for goods and services	(6,663,875)	(6,775,004)
Payments to and on behalf of employees	(1,644,806)	(1,789,022)
Other payments for operating activities	(267,643)	(255,988)
Income Taxes refunded (paid)	(45,311)	(29,186)
Other cash inflows (outflows)	241,286	39,612

Net cash flows from operating activities	2,826,667	2,073,316

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	-	69,724
Other cash receipts from sales of equity or debt instruments of other entities	4,063,582	3,640,208
Other payments to acquire equity or debt instruments of other entities	(4,131,890)	(3,542,839)
Amounts raised from sale of property, plant and equipment	50,322	223,753
Purchases of property, plant and equipment	(1,276,621)	(660,707)
Purchases of intangible assets	(140,173)	(96,206)
Interest Received	17,822	10,175
Other cash inflows (outflows)	(2,249)	(2,476)

Net cash flows used in investing activities	(1,419,207)	(358,368)

Cash flow from (used in) financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	(294,105)	(2)
Amounts raised from long-term loans	1,781,728	779,062
Amounts raised from short-term loans	93,000	293,000
Loans repayment	(1,860,455)	(1,738,348)
Payments of finance lease liabilities	(398,992)	(373,439)
Dividends paid	(55,116)	(72,620)
Interest paid	(550,877)	(540,303)
Other cash inflows (outflows)	(58,704)	44,053

Net cash flows from (used in) financing activities	(1,343,521)	(1,608,597)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	63,939	106,351
Effects of variations in the exchange rate on cash and equivalents	(73,002)	(166,713)
Net increase (decrease) in cash and cash equivalents	(9,063)	(60,362)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,081,642	1,142,004

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,072,579	1,081,642

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of December 31	As of December 31
	2019	2018

Total Assets	21,087,806	20,078,722
Total Liabilities	17,958,629	16,638,121
Total Equity*	3,129,177	3,440,601
Total Liabilities and Shareholders equity	21,087,806	20,078,722

Debt
Current and long term portion of loans from financial institutions	5,462,684	5,636,872
Current and long term portion of obligations under capital leases	1,730,843	1,624,854
Total Financial Debt	7,193,527	7,261,726
Lease liabilities	3,172,157	2,858,049
Total Gross Debt	10,365,684	10,119,775
Cash and cash equivalents	-1,459,248	-1,404,070
Total Net Debt	8,906,436	8,715,705

(*)	Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of December 31	As of December 31
	2019	2018

Cash and Equivalents as % of LTM revenues	14.0%	13.5%

Gross Debt (US$ thousands)	10,365,684	10,119,775
Gross Debt / EBITDA (LTM)	4.7	4.5

Net Debt (US$ thousands)	8,906,436	8,715,705
Net Debt / EBITDA (LTM)	4.0	3.9

Including the Revolving Credit Facility, Cash and Equivalents as % of LTM revenues reaches 19.7%

LATAM Airlines Group S.A.

Consolidated Fleet

	As of December 31, 2019
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	46	91	137
Airbus A320- Neo	6	7	13
Airbus A321-200	19	30	49
Airbus A350-900	3	5	8
Boeing 767-300	2	29	31
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	6	16
TOTAL	105	215	320

Cargo Aircraft
Boeing 767-300F	1	10	11
TOTAL	1	10	11

TOTAL OPERATING FLEET	106	225	331

Subleases
Airbus A320-200	-	5	5
Airbus A350-900	4	1	5
Boeing 767-300F	-	1	1
TOTAL SUBLEASES	4	7	11

TOTAL FLEET	110	232	342

Note: This table includes four Airbus A350-900 that were reclassified from Property, Plant and Equipment to Assets Held for Sale, one of which is currently in sublease to a third party. It also includes one Boeing 767-300ER that was reclassified from Property, Plant and Equipment to Assets Held for Sale.